Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Canetic Resources Trust files Preliminary Short Form Prospectus

    CALGARY, Aug. 9 /CNW/ - (NYSE:CNE, TSX:CNE.UN, CNE.DB.A, CNE.DB.B,
CNE.DB.C, CNE.DB.D, and CNE.DB.E) - Canetic Resources Trust ("Canetic" or the
"Trust") is pleased to announce that it has filed a Preliminary Short Form
Base Shelf Prospectus (the "Prospectus") with the securities regulatory authorities in Canada and a Registration Statement with the United States
Securities and Exchange Commission. This registration will allow Canetic to offer and issue Trust Units and Subscription Receipts convertible into Trust
Units (the Trust Units and Subscription Receipts are collectively referred to as the "Securities") by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place. The
Securities may be issued from time to time, with an aggregate offering amount not to exceed Cdn. $750,000,000.
    Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of the Securities, Canetic intends to use the net proceeds from the sale of any Securities for general trust purposes, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions, and capital expenditures.
    A Registration Statement relating to the Securities has been filed with the SEC but has not yet become effective. The Securities may not be sold, nor may offers to buy be accepted, before the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
    A copy of the Prospectus included in the U.S. Registration Statement can be obtained upon request by contacting Investor Relations at the contact information below.

    About Canetic

    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.

    ADVISORY: Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should",
"anticipate", "expects", and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements with respect to the net proceeds for the purposes disclosed in this press release.
Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices;
currency and interest rate fluctuations; imprecision of reserve estimates;
environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions;
inability to access sufficient capital from internal and external sources; and
changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.
    Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.
Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
    Additional information on these and other factors that could affect
Canetic's operations or financial results are included in Canetic's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website
(www.sec.gov), Canetic's website (www.canetictrust.com) or by contacting
Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Investor Relations, Phone: (403) 539-6300 or
Toll Free, 1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
    (CNE CNE.UN. CNE.DB.A. CNE.DB.B. CNE.DB.C. CNE.DB.D. CNE.DB.E.)

CO:  Canetic Resources Trust

CNW 16:26e 09-AUG-07